SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY1-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,751,200 Ordinary Shares**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,751,200 Ordinary Shares**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,751,200 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IA

** See Item 5.

CUSIP No. G21515104	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the "Issuer"), the principal executive offices of which are located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, People's Republic of China.

Item 2.	Identity and Background

This Schedule 13D is filed by Hillhouse Capital Advisors, Ltd., an exempted Cayman Islands company ("HCA" or the "Reporting Person"), with respect to the Ordinary Shares held by Gaoling Fund, L.P. ("Gaoling"), YHG Investment, L.P. ("YHG") and HH China Bio Holdings LLC ("HH China Bio Holdings", together with Gaoling and YHG, the "Hillhouse Entities"). HH China Bio Holdings is owned by Gaoling and YHG. HCA acts as the sole management company of Gaoling and sole general partner of YHG. HCA is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Ordinary Shares held by the Hillhouse Entities.

The principal business of HCA is investment management and its business address is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. The directors of HCA are Jun Shen ("Mr. Shen") and Colm O'Connell ("Mr. O'Connell"). Mr. Shen and Mr. O'Connell are employees of HCA and Mr. Lei Zhang is the President of HCA.

During the past five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

Item 3.	Source and Amounts of Funds or Other Consideration

The Hillhouse Entities used internally generated funds to purchase the Ordinary Shares reported in this Schedule 13D. The Hillhouse Entities used a total of approximately $290,829,794 in the aggregate, excluding brokerage commissions, to acquire the Ordinary Shares reported in this Schedule 13D.

CUSIP No. G21515104	SCHEDULE 13D	Page 4 of 8 Pages

HH Sum-XXII Holdings Limited, an affiliate of HCA ("HH Sum"), together with Beachhead Holdings Limited ("Beachhead"), PW Medtech Group Limited ("PWM"), Parfield International Ltd. ("Parfield"), CITIC Capital China Partners IV, L.P. ("CITIC Capital") and V-Sciences Investments Pte Ltd ("Temasek," together with HH Sum, Beachhead, PWM, Parfield and CITIC Capital, each, an "Initial Consortium Member," and together with any additional parties who may, after the date thereof, join the Consortium Agreement (as defined in Item 4) in accordance with the terms thereof, collectively, the "Buyer Consortium") anticipates that, at the price per Ordinary Share set forth in the Proposal (as defined in Item 4), approximately $1.93 billion would be expended in acquiring all of the Ordinary Shares owned by shareholders of the Issuer other than the members of the Buyer Consortium and their respective affiliates.

It is anticipated that the funding for the Transaction (as described in Item 4) will be provided by a combination of debt and equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of certain amount of the equity interests in the Issuer held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the "Rollover Securities"). Debt financing, if used, will be primarily provided by one or more third party financial institutions.

Item 4.	Purpose of Transaction

In connection with the submission of the Proposal (as defined below) by the Buyer Consortium and the Transaction (as defined below), on September 18, 2019, the board of directors of the Issuer (the "Board") granted to HH China Bio Holdings, Beachhead, PWM and CITIC Capital a waiver from complying with certain restrictions as agreed under the investor rights agreements entered into by each of such persons and the Issuer, respectively, solely for the purpose of the Proposal and the Transaction and for a period from the effectiveness of such waiver to the earlier of (i) 12 months therefrom, and (ii) the entry into the definitive agreement for the Transaction as recommended by the Special Committee (as defined below) and approved by the Board. The Board has also determined that each member of the Buyer Consortium shall be an "exempt person" under the Issuer's currently effective preferred shares rights agreement.

On September 18, 2019, the Initial Consortium Members entered into a consortium agreement (the "Consortium Agreement"), pursuant to which each member of the Buyer Consortium has agreed, among other things, to (i) cooperate with other members of the Buyer Consortium in good faith in arranging financing; engaging advisors and preparing definitive documentation in connection with an acquisition transaction (the "Transaction") with respect to the Issuer as contemplated by the Proposal, (ii) for a period of 12 months after the date of the Consortium Agreement, work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith and (iii) cancel the Rollover Securities for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium.

CUSIP No. G21515104	SCHEDULE 13D	Page 5 of 8 Pages

On September 18, 2019, the Buyer Consortium submitted a non-binding preliminary proposal (the "Proposal") to the Board. In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding Ordinary Shares of the Issuer (other than the Rollover Securities) for $120 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type. The Proposal further stated that the Buyer Consortium expected that the Board would set up a special committee (the "Special Committee") comprised of independent and disinterested directors and that the Special Committee will consider the Proposal and make a recommendation to the Board.

If the Transaction is carried out and consummated, the Ordinary Shares of the Issuer will no longer be traded on the Nasdaq Global Market and the registration of the Ordinary Shares of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference in their entirety.

Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the restrictions set forth in the Investor Rights Agreement (as defined in Item 6) (other than those that have been waived by the Issuer as set forth in this Item 4), the Reporting Person and its representatives may from time to time engage in discussions with members of management, and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may, subject to the restrictions set forth in the Investor Rights Agreement (other than those that have been waived by the Issuer as set forth in this Item 4), in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization; acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of the Hillhouse Entities with respect to their investment in the Issuer and/or otherwise changing the Reporting Person's intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. G21515104	SCHEDULE 13D	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon an aggregate of 38,263,787 Ordinary Shares outstanding as of June 30, 2019 as disclosed in Exhibit 99.1 attached to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 5, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement, the parties to that agreement may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the 19,423,751 Ordinary Shares beneficially owned in the aggregate by Beachhead, PWM, Parfield, CITIC Capital and Temasek and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	The Reporting Person has not effected any transactions in the Ordinary Shares within the past sixty days.

(d)	No person other than the Hillhouse Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.
On August 24, 2018, HH China Bio Holdings entered into a share purchase agreement (the "Share Purchase Agreement") with the Issuer pursuant to which the Issuer issued 1,000,000 Ordinary Shares (the "Purchased Shares") to HH China Bio Holdings at a purchase price of $100.90 per share. In connection with the Share Purchase Agreement, HH China Bio Holdings entered into an investor rights agreement (the "Investor Rights Agreement") with the Issuer. Pursuant to the Investor Rights Agreement, HH China Bio Holdings agreed to certain standstill, voting and lock-up provisions and was granted customary resale registration rights.

CUSIP No. G21515104	SCHEDULE 13D	Page 7 of 8 Pages

The description of the Share Purchase Agreement and Investor Rights Agreement are not complete and are qualified in their entirety by reference to the Share Purchase Agreement and Investor Rights Agreement, which are attached hereto as Exhibit 3 and 4, respectively, and are incorporated herein by reference in their entirety.

The Hillhouse Entities have entered into notional principal amount derivative agreements in the form of contracts for the difference (the "CFDs") with respect to 1,349,779 Ordinary Shares (representing economic exposure comparable to 3.5% of the outstanding Ordinary Shares). The CFDs provide the Hillhouse Entities with economic results that are comparable to the economic results of ownership but do not provide it or the Reporting Person with the power to vote (or direct the voting) or dispose of (or direct the disposition of) the shares that are referenced in the CFDs (such shares, the "Subject Shares"). The CFDs have reference prices ranging from $76.29 to $104.99 and expiration dates ranging from July 15, 2020 to July 18, 2023. The Reporting Person disclaims beneficial ownership of the Subject Shares. The counterparties to the CFDs are unaffiliated third party financial institutions.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Consortium Agreement dated September 18, 2019 by among the Initial Consortium Members (incorporated by reference to Exhibit 99.1 of the Schedule 13D/A filed by Beachhead and its affiliates on September 19, 2019).

Exhibit 2:	Proposal from the Buyer Consortium to the Board dated September 18, 2019 (incorporated by reference to Annex A of the Issuer's Report of Foreign Private Issuer on Form 6-K filed by the Issuer on September 19, 2019).

Exhibit 3:	Share Purchase Agreement, dated August 24, 2018 (incorporated herein by reference to Exhibit 99.3 of the Issuer's Report of Foreign Private Issuer on Form 6-K filed by the Issuer on August 27, 2018).

Exhibit 4:	Investor Rights Agreement, dated August 24, 2018 (incorporated herein by reference to Exhibit 99.7 of the Issuer's Report of Foreign Private Issuer on Form 6-K filed by the Issuer on August 27, 2018).

CUSIP No. G21515104	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 19, 2019

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer